Exhibit 99.1

Bright Scholar Announces Proposed Follow-on Public Offering of American Depositary Shares

FOSHAN, February 23, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced the commencement of a proposed registered underwritten public offering by the Company of 10,000,000 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company. The Company intends to grant to the underwriters a 30-day option to purchase up to 1,500,000 additional ADSs.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Deutsche Bank Securities and Goldman Sachs (Asia) L.L.C. will act as the bookrunners for the proposed offering.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The preliminary prospectus contains a recent developments disclosure relating to certain unaudited financial results of the Company as of and for the three months ended November 30, 2017 and certain recent option grants.

The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement on Form F-1 containing the preliminary prospectus becomes effective under the Securities Act of 1933, as amended.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of January 31, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first three months of the 2018 school year ended November 30, 2017, Bright Scholar had an average of 33,916 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s ability to complete the proposed offering on acceptable terms, which can be identified by terminology such as “proposed,” “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com